December 16, 2010
Securities and Exchange Commission
Washington, DC 20549

Re:	Intelligent Systems Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 23, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 9, 2010
File No. 001-09330
Ladies and Gentlemen:
This letter constitutes the response of Intelligent Systems Corporation (the “Company”) to the comment letter dated December 1, 2010, regarding the Company’s Form 10-K for fiscal year 2009 and its Definitive Proxy Statement filed April 9, 2010.
Our responses below correspond to the numbered paragraphs in the comment letter.
General
1. We will correct the Item numbers in future filings.
Part I, page 1
Forward-Looking Statements, page 1
2. We will revise the last sentence of the Forward-Looking Statements paragraph in future filings to read, “ISC undertakes no obligation to update or revise its forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes in future operating results except as required by law.”

Item 1.	Business, page 1
Industrial Products Segment, page 2
3. With a view towards future disclosure, we have addressed your comments in the attached draft disclosure in Item 1. Business, which has been marked to show changes from our Form 10-K for the Fiscal Year Ended December 31, 2009. See the added penultimate paragraph under “Industrial Products Segment — ChemFree Corporation” on page 3 of the draft disclosure. Also see the added penultimate paragraph under “Information Technology Products and Services Segment — CoreCard Software, Inc.” on page 5 of the attached draft disclosure.

Securities and Exchange Commission
December 16, 2010

4. See the revised fourth paragraph on page 2 and 3 of the attached draft disclosure.
5. See the last two sentences added to the last paragraph of “Industrial Products Segment — ChemFree Corporation” on page 3 of the attached draft disclosure.
Information Technology Products and Services Segment, page 3
6. See the revised language under “Information Technology Products and Services Segment — CoreCard Software, Inc.” on page 3 and 5 of the attached draft disclosure.
7. See the revisions to the third paragraph under this section on page 4 of the attached draft disclosure.
Patents, Trademarks and Trade Secrets, page 5
8. In future filings we will indicate that our patents will generally expire in 2014.

Item 6.	Management’s Discussion and Analysis . . . , page 8
Results of Operations, page 11
9. We anticipate addressing known trends and uncertainties regarding the growth of professional services revenues in future filings by adding language substantially as follows: “We expect that professional services revenue will continue to grow as CoreCard’s customer base increases; however, it is not possible to predict with any accuracy the number and value of professional services contracts that CoreCard’s customers will require in a given period. Customers typically require our professional services to modify or enhance their CoreCard software implementation based on their specific business strategy and operational requirements, which vary from customer to customer and from period to period.”
10. The change in investment income is not material; accordingly, we do not anticipate referring to the $7,000 change or changes of similar magnitude in future filings. The changes in Equity in Income of Affiliate Company and Other Net Income in 2009 as compared to 2008 resulted from the effects in 2009 of the economic downturn.

Securities and Exchange Commission
December 16, 2010

Item 8A(T).	Controls and Procedures, page 16
Evaluation of Disclosure Controls and Procedures, page 16
11. We confirm that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective.
Exhibit 31.2
12. We will make appropriate revisions in future filings.
Definitive Proxy Statement on Schedule 14A
Proposal 1 — The Election of One Director, page 4

Nominee, page 4
13. We will make appropriate revisions in future filings.
Board Leadership Structure and Role in Risk Oversight, page 5
14. The Company has determined that risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. This determination was based on the limited nature of the Company’s compensation program. Compensation at the corporate executive level consists of salaries and, on occasion, bonuses based upon the Compensation Committee’s review at the end of the year of performance of an executive. There are no pre-existing criteria that could lead to manipulation by an executive officer. No bonuses were paid to corporate executives in 2009. At the ChemFree level, bonuses are paid to executive management based on revenue and net income as determined by the audited financial statement. The nature of ChemFree’s business does not lend itself to a significant risk of manipulation of revenue recognition, the undertaking of risks to increase sales, or other factors that may result in a material adverse effect on the Company.
Director Compensation, page 8
15. The disclosure in our Form 10-K of fees to Mr. Petit and the number of meetings attended by him is correct. One of the meetings was very brief. Accordingly, the Board determined that the directors would forgo compensation for that meeting.

Securities and Exchange Commission
December 16, 2010

The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
Please contact Larry Ledbetter at (404) 835-9503 if you have any questions.

Sincerely, Intelligent Systems Corporation
By:	/s/ Bonnie L. Herron
	Name:	Bonnie L. Herron
	Title:	Chief Financial Officer

PART I
Forward-Looking Statements

In addition to historical information, this Form 10-K may contain forward-looking statements relating to Intelligent Systems Corporation (“ISC”). All statements, trend analyses and other information contained in the following discussion relative to markets for our products and trends in revenue, gross margins and anticipated expense levels, as well as other statements including words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend”, and other similar expressions constitute forward-looking statements. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. A number of the factors that we believe could impact our future operations are discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 6 of this Form 10-K. ISC undertakes no obligation to update or revise its forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes in future operating results.

ITEM 1.	BUSINESS
Overview
Intelligent Systems Corporation, a Georgia corporation, and its predecessor companies have operated since 1973 and its securities have been publicly traded since 1981. In this report, sometimes we use the terms “company”, “us”, “ours”, “we” and similar words to refer to Intelligent Systems Corporation. Our executive offices are located at 4355 Shackleford Road, Norcross, Georgia 30093 and our telephone number is (770) 381-2900. Our Internet address is www.intelsys.com. We publish our Securities and Exchange Commission (“SEC”) reports on our website as soon as reasonably practicable after we file them with or furnish them to the SEC, and shareholders may access and download these reports free of charge.
Since the early 1980’s, we have conducted our operations principally through wholly and majority owned subsidiaries or minority owned affiliates to which we devote extensive management resources. Depending upon the needs of each company, we may undertake a variety of roles including day-to-day management of operations, board of director participation, financing, market planning, strategic contract negotiations, personnel and administrative roles, and similar functions. From time to time, we see promising companies or technologies that we believe are in line with our corporate or subsidiaries’ strategic direction and may be candidates for acquisition or investment. In addition, from time to time, we may sell one of our companies or we may increase our investment in a less-than-wholly owned company. As a result, our ownership position in a given company may change from time to time, our results of operations may vary considerably from quarter-to-quarter and year-to-year, and our past performance is not necessarily indicative of future results.
Financial Reporting
We consolidate the results of operations of companies in which we own a majority interest and over which we exert control. We generally account for investments by the equity method for minority owned companies in which we own 20 to 50 percent and over which we exercise significant influence, but do not exert control. In general, under the equity method, we report our pro rata share of the income or loss generated by each of these businesses as equity income/losses of affiliates on a quarterly basis. Privately owned corporations in which we own less than 20 percent of the equity are carried at the lower of cost or market.
Industry Segments Overview
Our consolidated companies operate in two industry segments: Information Technology Products and Services and Industrial Products. The principal operating company in our ~~The~~ Information Technology Products and Services segment ~~includes~~ is CoreCard Software, Inc. (“CoreCard”) and the Industrial Products segment consists of ChemFree Corporation (“ChemFree”). As of December 31, 2009, we own 100 percent of ChemFree and 96 percent of CoreCard. We also have two wholly owned subsidiaries, CoreCard SRL and ISC Software in Romania and India, respectively, that perform software development and testing for CoreCard but do not sell products or services to third parties. On April 16, 2008, we sold the business of our VISaer, Inc. subsidiary and accordingly, we have classified the VISaer operations as discontinued operations for all periods presented.
INTELLIGENT SYSTEMS CORPORATION

The business discussion which follows contains information on products, markets, competitors, research and development and manufacturing for our operating subsidiaries organized by industry segment. For further detailed financial information concerning our segments, see Note 14 in the accompanying Notes to Consolidated Financial Statements. For further information about trends and risks likely to impact our business, please refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 6 of this Form 10-K.
The business in our segments is not seasonal on a consolidated basis although there is generally some slowdown in demand in Europe during the third quarter of the year for our ChemFree products.
Industrial Products Segment
ChemFree Corporation — ChemFree, our largest subsidiary in terms of revenue, designs, manufactures and markets a line of parts washers under the SmartWasher® trademark. The SmartWasher® system uses a proprietary advanced bio-remediation system that cleans automotive and machine parts without using hazardous, solvent-based chemicals. Typically, the SmartWasher® system consists of a molded plastic tub and sink, recirculating pump, heater, control panel, filter with microorganisms, and aqueous-based degreasing solutions. Unlike traditional solvent-based systems, there are no regulated, hazardous products used or produced in the cleaning process and the SmartWasher® system is completely self-cleaning. Our assembled products are shipped to resellers or direct to customer sites and do not require set-up or on-site support from us. Unit pricing varies by model but typical end-user prices are less than $2,000 per unit. ChemFree sells replacement fluid and filters to its customers on a regular basis after the initial parts washer sale. ChemFree has numerous U.S. and European patents covering its SmartWasher® system and protects its proprietary fluid and filters as trade secrets. As the leader in bio-remediating parts washers, ChemFree seeks to continually bring new product enhancements, formulations and features to the market.
ChemFree’s markets include the automotive, transportation, industrial and military markets. The automotive market includes companies and governmental agencies with fleets of vehicles, individual and chain automobile service centers and auto parts suppliers. The industrial market includes customers with machinery that requires routine maintenance, such as power plants and tool and equipment rental companies. Military applications include vehicle, aircraft and weapons maintenance. ChemFree sells its products directly to high volume customers as well as through several distribution channels, including international distributors in Europe, Canada, Latin America and the Pacific Rim. ChemFree also sells under a General Services Administration schedule to government agencies. Because ChemFree sells in part through large national non-exclusive distributors such as NAPA in the United States and exclusive distributors in certain international markets, its results could be impacted negatively if one or more of such distributors stops carrying ChemFree products. One of ChemFree’s domestic distributors, NAPA, represented 13 percent and 11 percent of our consolidated revenue in 2009 and 2008, respectively. Part of ChemFree’s revenue is derived from multi-year lease contracts under which ChemFree provides SmartWasher® machines and supplies to nationwide chains of auto repair shops, such as Firestone, Tires Plus and Pep Boys.
ChemFree also sells to large volume corporate customers on a direct basis rather than through its distributor network. One such corporate customer, Cintas Corporation, accounted for 35 percent of our consolidated revenue in both 2009 and 2008.
INTELLIGENT SYSTEMS CORPORATION

ChemFree competes with companies that offer solvent-based systems, other companies that offer aqueous-based systems, and hazardous waste hauling firms. Although smaller than some established solvent-based firms, ChemFree believes it is competitive based on product features, positive environmental impact, desirable health and safety features, less burdensome regulatory compliance, and cleaning performance. Specifically,
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The SmartWasher system is available in a variety of model sizes and features to meet specific customer needs and all models incorporate ChemFree’s patented bioremediating system, employing a heater, recirculating pump, proprietary aqueous based de-greasing fluid and microbe impregnated filter. Compared to solvent-based systems, these features make the SmartWasher® system safer, non-flammable and non-caustic to users and do not require expensive contracts to haul and dispose of regulated materials.

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ChemFree’s products have a positive environmental impact because, unlike solvent-based systems, they provide necessary cleaning functions to users without using or generating hazardous chemicals or by-products.

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Unlike solvent-based systems, the SmartWasher® system does not expose workers to harmful, irritating chemicals. ChemFree’s fluid is non-flammable, non-caustic and produces no VOC emissions, thus reducing the likelihood of fire and enhancing the safety and health of workers and the workplaces in which parts washers are used.

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The SmartWasher® bioremediation process uses microbes to break down grease, oil and other harmful contaminants into harmless carbon dioxide and water. Since the SmartWasher® system does not generate hazardous substances that are subject to strict environmental regulations, users of the SmartWasher® system eliminate their “cradle to grave” liability and the costs associated with solvent-based systems to comply with regulations for properly manifesting, recordkeeping, hauling and disposing of hazardous substances.

•
Customer feedback as well as market acceptance and repeat orders over a ten year period indicate that the SmartWasher® system cleans as quickly and effectively as solvent-based systems, while providing the additional advantages of positive environmental, health and safety features.

ChemFree believes that overall domestic and international market demand for its products could increase significantly if environmental regulations in the U.S. and overseas prohibiting or restricting the use of solvent-based products, with which ChemFree’s products compete, continue to become increasingly stringent and such regulations are enforced effectively by state, local and national governments. Increased acceptance of bio-remediating and aqueous-based systems is expected to result in more competition and pricing pressure as more suppliers of equipment and fluid enter the market.
ChemFree is not required to obtain government approval for its products and is not presently aware of any pending regulatory changes that would require it to obtain such approval. Our cost of compliance with environmental laws is minimal as ChemFree’s products and manufacturing processes do not use or generate regulated substances. This fact provides a competitive advantage for ChemFree products over solvent-based products, which subject their users to significant environmental regulation, compliance costs and potential liability.
Customer and warranty service, typically covering a one-year period, generally consists of shipping a replacement part to the customer or returning a defective product to either ChemFree or its distributors and dealers. ChemFree purchases raw materials and certain major sub-assemblies built to its specifications from various manufacturers and performs assembly and testing at its facility in Norcross, Georgia. ChemFree blends its proprietary fluid at its facility in Norcross, Georgia and at third party facilities in certain international markets under non-exclusive blending arrangements. While it is possible to acquire most raw material parts and sub-assemblies from multiple sources, ChemFree frequently contracts with a single source for certain components in order to benefit from lower prices and consistent quality, especially with respect to molded plastic parts which are produced using ChemFree owned molds. One sub-assembly and certain molded plastic parts have only single qualified suppliers presently and shortages or price increases associated with such sole-source suppliers could impact ChemFree’s ability to meet market demand for its products and/or increase its cost of goods sold. ChemFree has from time to time experienced limited shortages of a sole-sourced molded part that is included in one of its products, but this has not had and is not anticipated to have a material impact on our business due to the limited revenue and margin derived from such product. Presently we do not anticipate any significant price increases of raw materials or subassemblies; however, there can be no assurance that prices will not increase in the future.
Information Technology Products and Services Segment
CoreCard Software, Inc. — The principal operating company in our Information Technology Products and Services segment is CoreCard Software, Inc. (“CoreCard”). Our wholly owned subsidiaries, CoreCard SRL and ISC Software in Romania and India, respectively, perform software development and testing for CoreCard but do not sell products or services to third parties. Accordingly, this discussion describes the CoreCard business as a single business unit. CoreCard designs, develops, and markets a comprehensive suite of software solutions to accounts receivable businesses, financial institutions (such as banks and credit unions), retailers and processors to manage their credit and debit card, prepaid cards, private label cards, fleet cards, loyalty programs, and accounts receivable and small loan transactions. The CoreCard® software solutions allow companies to issue various types of debit and credit cards as well as revolving loans, to set up and maintain account data, to record advances and payments, to assess fees, interest and other charges, to resolve disputes and chargebacks, to manage collections of accounts receivable, to generate reports and to settle transactions with financial transactions and network associations.
INTELLIGENT SYSTEMS CORPORATION

Our software products are typically sold in competitive situations with relatively long sales and implementation cycles. We receive software license fees that vary depending upon the number of licensed users and the number of software modules licensed with total contract revenue typically ranging from $150,000 to over $1 million. We derive service revenue from implementation, customization, training and support services. We have also begun to offer boutique processing services (running the CoreCard software platform) and will derive monthly fees for providing processing services beginning in 2010. Depending on factors such as contract terms, customer implementation and testing schedule, and extent of customization or configuration required, the timing of revenue recognition on software contracts is not generally predictable by us with any degree of certainty and may lead to considerable fluctuation in revenue and profitability, which in turn affects our consolidated revenue and profit or loss.
CoreCard has developed proprietary software applications based on its core financial transaction processing platform (CoreENGINE™) to address the unique requirements of customers and program managers that issue or process:
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Credit/Debit Cards — involving revolving or non-revolving credit issued to consumer or business accounts (with or without a physical card) that typically involve interest, fees, settlement, collections, etc. Within this market, CoreCard offers software specifically tailored to handle private label cards, network branded (i.e. MasterCard or VISA) bank cards, fleet cards, short-term consumer loans and revolving accounts receivable.

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Prepaid Cards — involving pre-loaded funds drawn down for purchase or cash withdrawal typically involving a variety of fees but no interest. Numerous examples exist including gift cards, loyalty/reward cards, health benefit cards, payroll and benefits disbursement, healthcare cards, government assistance payments, and transit cards.

CoreCard’s software solutions allow financial institutions and commercial customers to optimize their card account management systems, improve customer retention, lower operating costs and create greater market differentiation. For example, CoreCard’s feature-rich, browser-based financial transaction processing software allows customers to automate, streamline and optimize business processes associated with the set-up, administration, management and settlement of credit, prepaid and loan accounts, to process transactions, and to generate reports and statements for these accounts. In addition, b~~B~~ecause CoreCard’s products are designed to run on low cost, scalable PC-based servers, rather than ~~legacy~~ expensive legacy mainframe computers, customers benefit from a lower overall cost-of-ownership and~~,~~ scalability by simply adding additional servers as their card volume grows. ~~, and increased flexibility to respond to market trends.~~ CoreCard’s product functionality includes embedded multi-lingual, multi-currency support, a web-based interface, real-time processing, complex rules-based authorizations, account hierarchies, and robust fee libraries, features that support customer-defined pricing and payment terms and allow CoreCard customers to create new and innovative card programs to differentiate themselves in the marketplace and improve customer retention. .
We believe CoreCard is unique among software companies because it offers a full array of card and account management software solutions, all available either for in-house license, outsourced processing (Software as a Service or SaaS) or Platform as a Service (PaaS), at the customer’s option. CoreCard also provides customers with a unique option to license the same CoreCard software that is used in the processing environment and transfer it in-house for customer controlled processing at a later date.
•	License — Typically CoreCard sells a software license to customers who then run CoreCard’s software system, configured for their unique requirements, at a customer controlled location.
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SaaS — Recently CoreCard has expanded the ways customers can access or deploy its software and now offers a boutique processing service that allows customers to outsource their processing requirements to CoreCard. CoreCard manages all aspects of the processing functions using its proprietary software configured for each processing customer in a Software as a Service (“SaaS”) model.

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PaaS — For customers who prefer greater customization and control of the processing environment, CoreCard offers its software, uniquely customized for the customer, hosted by CoreCard on customer owned equipment at the CoreCard data center, in a Platform as a Service (“PaaS”) offering.

CoreCard has set up its data processing center and disaster recovery site at secure third party locations and has received a certification of compliance with the Payment Card Industry (PCI) Data Security Standards, an important step in ensuring protection of all consumer data handled by the CoreCard processing system.
CoreCard’s principal target markets include accounts receivable businesses, prepaid cards issuers, retail and private-label issuers, small third-party processors, and small and mid-size financial institutions in the United States and in emerging international markets.
INTELLIGENT SYSTEMS CORPORATION

The company expects that a significant amount of its bankcard business will come from international markets, particularly with respect to banks and similar institutions that are less inclined to outsource their processing than are the domestic U.S. banks. CoreCard competes with larger and more established software suppliers, and a number of software solution providers that offer more limited functional modules. CoreCard also competes with third-party card processors that allow potential prospects to outsource their account transaction processing rather than acquire software to manage their transactions in-house. Certain of CoreCard’s competitors, including processors, may have significantly more financial, marketing and development resources than does CoreCard and have large, established customer bases often tied to long-term contracts. CoreCard believes it can compete successfully in its selected markets by providing customers with a robust technology platform, lower overall cost-of-ownership, greater system flexibility, multilingual/multicurrency capabilities and more customer-driven marketing options. Furthermore, we believe our boutique processing will be an attractive alternative particularly for small, prepaid card issuers or other companies entering new credit or prepaid markets that may not have the technology expertise to run the software in-house initially. Under the Core Processing option, customers will contract with CoreCard to provide them with processing services for their accounts using CoreCard software configured to the customer’s preferences, with a built-in option to license the same software and bring it in-house when and if the customer decides to become its own processor in the future.
CoreCard’s principal software platform and modules include CoreENGINE™, CoreISSUE™, CoreFRAUD™, CoreCOLLECT™, CoreSALES™ and CoreACQUIRE™. Using the same base transaction processing called CoreENGINE, the CoreCard application modules have been further enhanced to meet the specific requirements of different market segments; for instance, CoreISSUE is available in different versions tailored to the requirements for issuing Prepaid cards, Fleet cards, Bank cards or Private Label cards/accounts. In addition, CoreCard configures and/or customizes its base modules with additional or specific functionality to meet each customer’s requirements. Through 2009, CoreCard has focused its extensive development and limited sales activities on establishing a growing base of reference customers in its target markets. In 2008, the company added new fleet and prepaid card customers to its reference base and in 2009 added additional private label customers as well as its first international and processing customers. The company has focused on completing its suite of products and building the infrastructure and processes to be able to scale the business successfully before devoting extensive resources to sales and marketing. The company expects to continually enhance and upgrade its existing software solutions to meet changing customer and market requirements.
Typically, CoreCard licenses its software products for a one-time license fee or, in the case of its prepaid card software offering, for an initial set-up charge and a monthly fee based on number of accounts processed. It provides maintenance and support services under annual contracts, as well as professional services for customization, implementation, testing and training activities. Processing customers pay an implementation and setup fee and monthly service fees and typically enter into contracts with terms of three or more years. CoreCard sells its products directly to customers in the U.S. but may work with a small number of resellers and third parties in international markets to identify, sell and support targeted opportunities. ~~CoreCard’s principal software platform and modules include CoreENGINE™, CoreISSUE™, CoreFRAUD™, CoreCOLLECT™, CoreSALES™ and CoreACQUIRE™. CoreCard configures and/or customizes the modules with additional or specific functionality to meet the market and/or customer requirements to provide a complete card management solution for applications such as private label, prepaid, bankcard or fleet.~~
CoreCard does not need governmental approval for its products and services. However, CoreCard’s software products are used by customers to manage and process various credit, debit and prepaid card programs and there are a number of federal and state regulations governing the issuance of and the processing of financial transactions associated with such cards. CoreCard’s customers are required to comply with such regulations and, to the extent that customers depend on their licensed CoreCard software to manage and process their card accounts, the CoreCard® software features and functionality must allow customers to comply with the various governmental regulations. CoreCard continually evaluates applicable regulations and regularly upgrades and enhances its software to help its customers meet their obligations to comply with current and anticipated governmental regulations. As a part of CoreCard’s CoreProcessing services, CoreCard is responsible for providing processing services, including data and network security, in compliance with all applicable governmental regulations. Depending on the extent of changes in new governmental regulations, CoreCard may from time to time incur additional costs to modify its software to be compliant. CoreCard has no costs related to compliance with environmental laws.
We believe that the uncertainty and turmoil in the financial services sector of the domestic U.S. marketplace had a negative impact on buying decisions for potential customers in 2009. The situation has impacted and may continue to impact the willingness of banks and network associations (such as MasterCard or VISA) to approve new customer programs which could lower demand for our product and service offerings in the near-term.
INTELLIGENT SYSTEMS CORPORATION